902 Broadway 18th Floor New York, NY 10010-6035	212.430.2600 Fenwick.com

September 26, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Megan Akst, Senior Staff Accountant
Christine Dietz, Senior Staff Accountant
Re:     PubMatic, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
Form 8-K Furnished on August 8, 2023
File No. 001-39748

Ladies and Gentlemen:
    We have received your letter on behalf of our client, PubMatic, Inc. (the “Company”), dated September 19, 2023, conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. Please be advised that the Company is unable to respond to the comments within the requested 10 business days. We hereby request an extension to October 17, 2023 to respond to the Staff’s comments.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 430-2767.

Sincerely,

/s/ Aman Singh
Aman Singh
Fenwick & West LLP
cc:    Rajeev K. Goel, Chief Executive Officer
Steven Pantelick, Chief Financial Officer
Andrew Woods, General Counsel and Secretary
PubMatic, Inc.